                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                             MTR GAMING GROUP, INC.
                             ----------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    553769100
                                    ---------
                                 (CUSIP Number)

                                Edson R. Arneault
                               State Route 2 South
                          Chester, West Virginia 26034
                                 (304) 387-8300
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 12, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP NO. 553769100
           (1)      NAME OF REPORTING PERSON
Edson R. Arneault -- with respect to ten (10) limited partnerships
           (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)   [ ]
(b)   [ ]
           (3)      SEC USE ONLY

           (4)      SOURCE OF FUNDS
OO
           (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]

                      (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF                       (7)     SOLE VOTING POWER
                                    4,016,817
SHARES

BENEFICIALLY                    (8)     SHARED VOTING POWER

OWNED BY                          ----------------------------------------------
                                (9)     SOLE DISPOSITIVE POWER
EACH                                4,016,817
REPORTING

PERSON WITH                      (10)    SHARED DISPOSITIVE POWER

                                 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                                       EACH REPORTING PERSON
                                    4,016,817

                                 (12)    CHECK BOX IF THE AGGREGATE AMOUNT IN
                                         ROW (11) EXCLUDES CERTAIN SHARES    [ ]

                                 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            18.0%

                                 (14)    TYPE OF REPORTING PERSON

                                            IN

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) The aggregate percentage of shares reported beneficially owned by Mr. Arneault herein is based on 22,303,501 shares of Common Stock outstanding at May 10, 2001, as reflected in the Form 10-Q of the Issuer for the three months ending March 31, 2001.

       (b) Mr. Arneault possesses and exercises voting and investment power over all the Securities. By reason of the provisions of Rule 13d-3 of the Act, Mr. Arneault may be deemed to own beneficially 4,016,817 shares of Securities, constituting approximately 18.0% of the outstanding shares of Common Stock of the Issuer. Of these shares of Securities, 19,209 shares are held by Manitou Energy Passive Income Limited Partnership, 10,000 shares are held in the name of Mr. Arneault's minor son, and 2,050,000 shares underlie options exercisable by Mr. Arneault within sixty (60) days. Prior to the transactions described in Item 5 (c), below, Mr. Arneault beneficially owned an additional 437,000 shares through 10 limited partnerships. His partnership interest in each limited partnership is as follows:


       Name of                                                         Percentage General
       Limited Partnership                                             Partnership Interest
       -------------------                                             --------------------
       Manitou Brownstreet Development Drilling L.P. 1984 - I                   1%

       Manitou Brownstreet Energy Reserve L.P. 1984 - II                        1%

       Manitou Brownstreet Energy Reserve L.P. 1984 - IV                        1%

       Manitou Brownstreet Energy Reserve L.P. 1984 - V                         1%

       Manitou Brownstreet Development Drilling L.P. 1984 - VI                  1%

       Manitou Brownstreet Development Drilling L.P. 1985 - I                   1%

       Summit Manitou Energy L.P. Series I                                      1%

       Manitou Energy L.P. 1986 - III                                           1%

       Manitou Energy Working Interest Program 1987 - I                 approximately 10%

       Manitou Energy Working Interest Program 1987 - II                approximately 10%


      (c) On May 1, 2001 the Issuer granted Mr. Arneault immediately exercisable options to purchase 100,000 shares of Common Stock of the Issuer at an exercise price of $7.30 per share. Mr. Arneault owned 437,000 shares of the Securities indirectly through ten limited partnerships over which he exercised sole voting and investment power. Since 1992 these ten limited partnerships have held no assets except these shares of the Securities. In connection with the orderly liquidation of these limited partnerships, which were organized in the 1980s, he has caused these limited partnerships to sell all 437,000 shares of the Securities in open market transactions as follows:


      Name of                                                 Number of                          Price per
      Limited Partnership                                     Shares Sold       Date Sold        Share
      -------------------                                     -----------       ---------        ---------
      Manitou Brownstreet Development Drilling L.P. 1984 - I  6,448             June 5, 2001     $10.8770

      Manitou Brownstreet Energy Reserve L.P. 1984 - II       15,000            June 8, 2001     $10.2535
                                                              12,234            June 11, 2001    $10.7305

      Manitou Brownstreet Energy Reserve L.P. 1984 - IV       2,941             June 5, 2001     $10.8770

      Manitou Brownstreet Energy Reserve L.P. 1984 - V        5,450             June 5, 2001     $10.8770

      Manitou Brownstreet Development Drilling L.P. 1984 - VI 10,000            June 11, 2001    $10.7611
                                                              15,000            June 11, 2001    $10.8711
                                                              20,575            June 12, 2001    $10.9172
                                                              12,816            June 13, 2001    $11.8704

      Manitou Brownstreet Development Drilling L.P. 1985 - I  10,000            June 11, 2001    $10.7611
                                                              15,000            June 11, 2001    $10.8711
                                                              20,575            June 12, 2001    $10.9172
                                                              22,174            June 13, 2001    $11.8704

      Summit Manitou Energy L.P. Series I                     13,906            June 5, 2001     $10.7881

      Manitou Energy L.P. 1986 - III                          11,450            June 5, 2001     $10.7665
                                                              12,273            June 6, 2001     $10.7523

      Manitou Energy Working Interest Program 1987 - I        10,000            June 11, 2001    $10.7611
                                                              15,000            June 11, 2001    $10.8711
                                                              20,575            June 12, 2001    $10.9172
                                                              55,340            June 13, 2001    $11.8704
                                                              78,000            June 14, 2001    $12.1017

      Manitou Energy Working Interest Program 1987 - II       10,000            June 11, 2001    $10.7611
                                                              15,000            June 11, 2001    $10.8711
                                                              20,575            June 12, 2001    $10.9172
                                                               6,668            June 13, 2001    $11.8704


      Mr. Arneault has not effected any other transactions in the Securities in the past 60 days.


       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              July 10, 2001

                              /s/ Edson R. Arneault
                              ---------------------
                              Edson R. Arneault